

Mail Stop 3720

August 28, 2009

Via U.S. Mail and Fax (604) 696-0796
Robert G. McFarlane
Chief Financial Officer
Telus Corporation
8-555 Robson Street
Vancouver, British Columbia Canada V6B 3K9

> **RE: Telus Corporation**
> **Form 40-F for the fiscal year ended December 31, 2008**
>
> **File No. 001-15144**

Dear Mr. McFarlane:

        We have reviewed your supplemental response letter dated August 10, 2009, as well as your filing and have the following comments. As noted in our comment letter dated July 10, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on Form 40-F for the year ended December 31, 2008

Note 6 – Segmented Information, pages 30-31

1. We note your response to comment one from our letter dated July 10, 2009. We continue to believe that each line item under Wireline EBITDA and Wireless EBITDA on page 42 of Annex A is a separate operating segment under SFAS 131 as discrete financial information is presented to your chief operating decision maker on a monthly basis. We believe that the chief operating decision maker can use this "Business Unit" EBITDA to make resource allocation decisions and to assess performance. While we understand that some of these business units do not generate revenue, we believe those units that engage in business activities from which they could earn revenues are separate components that meet the definition of an operating segment.

    If you believe that these line items under Wireline EBITDA and Wireless EBITDA can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis. In addition to your analysis of paragraphs 17(a) through 17(e), please provide us with an analysis that includes historical and projected revenues and EBITDA, along with any other information you believe would be useful in understanding how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if EBITDA is decreasing for one operation and increasing for another). Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

Each of the above operating segments is also a reporting unit when testing goodwill for impairment. You should allocate goodwill to these reporting units and perform your 2008 annual impairment test again.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director